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[VIVENDI UNIVERSAL LOGO]






                      VIVENDI UNIVERSAL ISSUES ANNOUNCEMENT



NEW YORK AND PARIS, NOVEMBER 19, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] was advised today by the United States Securities and Exchange Commission that its informal inquiry has now become a formal investigation. Vivendi Universal intends to cooperate fully with the formal investigation. The formal investigation will proceed in conjunction with the ongoing investigation being conducted by the Office of the United States Attorney for the Southern District of New York.


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